Mail Stop 3561

November 28, 2008

Randall D. Holmes
Ridgewood Electric Power Trust IV
Ridgewood Electric Power Trust V
1314 King Street
Wilmington, DE 19801

       Re: **Ridgewood Electric Power Trust IV**
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed November 24, 2008
               File No. 000-25430

               Ridgewood Electric Power Trust V
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed November 24, 2008
               File No. 000-24143

Dear Mr. Holmes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Revised Preliminary Proxy Statement on Schedule 14A for Ridgewood Electric Power Trust IV

Background of and Reasons for the Transaction, page 14

1. We note your indication on page 22 that "Covanta made a final increase in its offer of $1 million" and "the prices [of both potential buyers] were highly competitive with one another." In the same paragraph, you also state that the prices "were indistinguishable from one another." If the prices were the same, please state this as your indication that they were highly competitive with one another is unclear. If they differed, please state by how much and identify by name the party with the greater bid price and the amount of the

price. We further note that the Managing Shareholder, "in order to make the bids comparable," made certain assumptions relating to the future working capital of Indeck Maine. We presume that you mean to state that the Managing Shareholder, in order to facilitate a comparison of the two offer prices, made certain assumptions relating to the future working capital of Indeck Maine. Otherwise, this disclosure could be read to mean that the Managing Shareholder actively intended to make the bids competitive with one another.

2. Please also elaborate upon the basis under which the Managing Shareholder believed Covanta's offer to be, one the whole, the most beneficial to the Sellers, as you indicate on page 22. While you set forth several transaction terms at the bottom of page 21 that allowed the Managing Shareholder to judge the offer from Covanta to be superior to offer made by the alternate bidder, please reiterate those terms here, particularly considering the prices appear to be very close to one another, if not the same, and you indicate that "the alternate buyer made improvements to their offer with respect to the required representations and warranties."

Recommendation of the Managing Shareholder, page 34

3. We note your response to comment 6 in our letter dated November 21, 2008 and your indication that the Managing Shareholder considered a number of potentially negative factors relating to the Sale. Please discuss these factors. Even though you indicate that no such factor was "significant enough to make the Sale inadvisable," these negative factors should be disclosed to investors in the Trusts for purposes of providing them with all of the material factors considered by the Managing Shareholder when determining to recommend the transaction.

Revised Preliminary Proxy Statement on Schedule 14A for Ridgewood Electric Power Trust V

4. Please provide corresponding responses to the questions above and make conforming revisions to the proxy statement for Trust V, as applicable.

* * * * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Frank E. Lawatch
       Day Pitney LLP
       Facsimile No. (212) 916-2940